Exhibit 1.08

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Launches Shine Online for Commercial Availability

New Game Expands CDC Games’ Growing Portfolio in China

Beijing, Sept. 24, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has launched Shine Online for general commercial availability.

Shine, which was developed by Korea-based Ons On Soft, is a cartoon fantasy, 3D massive multiplayer online role-playing game (MMORPG). Based on Japanese comic-style graphics, the online game can appeal to various age groups, especially to a growing segment of female players.

Shine Online is part of a deep and varied games portfolio that was part of CDC Games’ previously announced acquisition of Optic Communications. Currently, CDC Games has Yulgang, Special Force, SHAIYA, Mir III and Eve Online available in the China market. Other games planned for launch include: The Lord of the Rings Online™: Shadows of Angmar™, ChaosGem, Stone Age 2, Come on Baby, Gemfighter, and others.

The Shine Online launch follows a successful open beta program in which approximately 600,000 registered users played the game during this testing phase. The commercial launch includes significant marketing campaigns throughout China, including more than 20,000 Internet Cafes and full support from CDC Game’s nation-wide sales and distribution channels to meet gamers’ demand for prepaid cards and e-cards.

“We are very excited about today’s launch of Shine Online,” said John Huen, Chief Operating Officer, Optic Communications, a business unit of CDC Games. “With the addition of Shine Online, we now have six commercially available games including Yulgang, one of the most successful online games in China, along with Special Force, Shaiya, EVE Online and Mir 3, and more than 10 games in our pipeline. With our recent launch of CDC Games International, our international games subsidiary that currently is offering five new games for southeast Asia and Taiwan, and preparations for a new game launch in North America through CDC Games USA, CDC Games is well positioned as one of the premiere global online games companies with broad international diversification.”

As previously announced in August 2007, CDC Games launched CDC Games International to publish online games on a global scale. CDC Games USA, a subsidiary of CDC Games International, will focus on launching new games, both directly and through publisher partners. Already, the new business unit has established a memorandum of understanding with K2 Network, Inc., a leading publisher of online, free-to-play games in the western hemisphere. CDC Games and K2 will evaluate opportunities for publishing selected game titles in North America.

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with over 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for two consecutive years, in 2005 and 2006. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the ability of CDC Games to market Shine Online, the success of Shine Online in the market; the success of the development of a centralized gaming platform for CDC Games, and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully first person shooter games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.